Form 51-102F3
Material Change Report

Item 1Name and Address of Company

VANC Pharmaceuticals Inc. (the “Company”)

Suite 810– 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2Date of Material Change

July 30, 2018

Item 3News Release

The news release was disseminated on July 30, 2018 by way of the facilities of Stockwatch.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4Summary of Material Change

Item 5Item 5Full Description of Material Change

5.1Full Description of Material Change

The Company announced that further to its news release dated July 11, 2018, it has closed a non-brokered private placement of 5,327,335 units (“Units”) of the Company at a price of $0.15 per Unit for gross proceeds of approximately CDN$799,100 (the “Offering”).

Each Unit consists of one (1) common share of the Company (a “Common Share”) and one (1) share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share for a period of two (2) years following the closing date at a price of $0.33 per Common Share.

The securities issued pursuant to the Offering are subject to a four (4) month hold period, which will expire on December 1st, 2018.

The Company paid aggregate finder’s fees of CDN$13,320 (6% on $222,000) and issued 88,800 finder’s warrants (6% on 1,480,000 Units). Each finder’s warrant entitles the finder to purchase one (1) Common Share for a period of two (2) years following the closing date at a price of $0.33 per Common Share.

Proceeds from the Offering are planned to be used by VANC for corporate overhead and working capital.

Completion of the Offering is subject to all required regulatory approvals, including final acceptance by the TSX Venture Exchange.

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Bob Rai, Chief Executive Officer and Director

Business Telephone:604-247-2639

Facsimile:604-247-2693

Date of Report

July 31, 2018

AC/715230.2